

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2021

Shawn Morris
Chief Executive Officer
Privia Health Group, Inc.
950 N. Glebe Rd., Suite 700
Arlington, VA 22203

      Re: Privia Health Group, Inc.
           Draft Registration Statement on Form S-1
           Submitted July 28, 2021
           CIK No. 0001759655

Dear Mr. Morris:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard D. Truesdell, Jr.